Exhibit 16.1

[PwC Letterhead]

February 8, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Stagwell Marketing Group LLC pursuant to Item 304(a)(1) of Regulation S-K (copy attached), which we understand will be filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4 of MDC Partners Inc. dated February 8, 2021. We agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

McLean, Virginia

Attachment

STAGWELL CHANGES IN AUDITORS

On September 15, 2020, we dismissed PricewaterhouseCoopers LLP (“PwC”), from serving as our principal independent accountants, or auditors, and retained Deloitte & Touche LLP (“Deloitte”). PwC has completed its engagement as our auditors for the fiscal years ended December 31, 2019 and December 31, 2018.

PwC’s audit reports on our consolidated financial statements as of and for the fiscal years ended December 31, 2019 and December 31, 2018, did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2018 and December 31, 2019 and through September 15, 2020, there were no “disagreements” (as such term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement or disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreement or disagreements in connection with its report. During the years ended December 31, 2018 and December 31, 2019, and the subsequent interim period through September 15, 2020, there have been no “reportable events” (as such term is defined in Item 304(a)(1)(v) of Regulation S-K), except for the material weaknesses in Stagwell’s internal controls over financial reporting, including (i) our failure to maintain a sufficient complement of personnel with an appropriate degree of internal controls and accounting knowledge, experience and training commensurate with its accounting and reporting requirements (ii) our inability to design controls or maintain documentary evidence of existing control activities in response to the risks of material misstatement and (iii) our inability to design and maintain effective controls over information technology general controls for information systems relevant to the preparation of our financial statements.

Stagwell provided PwC with a copy of the disclosure required by Item 304 of Regulation S-K and requested that PwC furnish a letter stating whether PwC agrees with the above statements made by us in this Form S-4, and, if not, stating the respects in which it does not agree. A copy of PwC’s letter, dated February 8, 2021, is filed as Exhibit 16.1 to this Form S-4.

During our two most recent fiscal years and through the date hereof, we did not consult with Deloitte in respect of our consolidated financial statements for the years ended December 31, 2019 and December 31, 2018 regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K and there were no disagreements (as such term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or reportable events (as such term is defined in Item 304(a)(1)(v) of Regulation S-K).